November 22, 2006

Via EDGAR transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: NEG, Inc. Form S-1 (File No. 333-131828)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, NEG, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

The Registrant no longer intends to proceed with a registered public offering of its securities. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registration Statement has not been declared effective and no securities have been sold in connection with the offering relating to such Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at NEG, Inc., 1400 One Energy Square, 4925 Greenville Avenue, Dallas, Texas 75206 and to Beth McAuley, Esq., at DLA Piper US LLP, 1251 Avenue of the Americas, New York, NY 10020-1104.

If any further information is required in connection with this matter, please call Ms. McAuley at (212) 335-4596.

Sincerely,

NEG, INC.

By:	/s/ Bob G. Alexander
Name: Bob G. Alexander
Title: President and Chief Executive Officer